UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1 World Trade Center, 85th Floor
New York, New York 10007
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,630,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,634,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares held in the Coppersmith Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,630,800 Shares held in the Coppersmith Accounts is approximately $69,820,225, including brokerage commissions.

The 4,000 Shares beneficially owned by Mr. Lande were acquired upon the vesting of certain restricted stock units awarded to Mr. Lande in connection with his service as a director of the Issuer.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 27, 2016, Coppersmith Capital and Scopia Capital Management LP (“Scopia Management”) announced that Mr. Lande will join Scopia Management as Head of Special Situations and Mr. Rosenblum will join Scopia Management as Senior Analyst, Special Situations. Messrs. Lande and Rosenblum will join Scopia Management to launch a new Special Situations investing group. Messrs. Lande and Rosenblum’s transition to Scopia Management shall take place prior to April 1, 2016. Mr. Lande will retain his position on the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,704,856 Shares outstanding as of October 21, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2015.

A.	Coppersmith Capital

(a)
As of the close of business on the date hereof, 1,630,800 Shares were held in the Coppersmith Accounts. Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,630,800 Shares held in the Coppersmith Accounts.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,630,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,630,800
4. Shared power to dispose or direct the disposition: 0

(c)
On January 27, 2016, Coppersmith Capital agreed to sell, effective February 19, 2016, 1,630,800 Shares to Scopia Management, on behalf of certain funds and accounts under its management, at a purchase price equal to the average of the daily Volume Weighted Average Price (VWAP) of the Shares for the thirty (30) trading days prior to and including February 18, 2016 (the “30-Day VWAP”) pursuant to the Letter Agreement as defined and described in Item 6. Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.

CUSIP NO. 207410101

B.	Mr. Lande

(a)
As of the close of business on the date hereof, Mr. Lande directly owned 4,000 Shares. Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 4,000
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 4,000
4. Shared power to dispose or direct the disposition: 1,630,800

(c)	Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

(c)	Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 27, 2016, Coppersmith Capital entered into a letter agreement (the “Letter Agreement”) with Scopia Management, on behalf of certain funds and accounts under its management, pursuant to which Scopia Management agreed to purchase, effective February 19, 2016, from Coppersmith Capital 1,630,800 Shares at a purchase price equal to the 30-Day VWAP per Share.  The full text of the Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter Agreement, dated January 27, 2016, by and between Coppersmith Capital Management, LLC and Scopia Capital Management LP on behalf of certain funds and accounts under its management.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2016

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM